Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629
August 7, 2006
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:
Qimonda AG
Registration Statement No. 333-135913 on Form F-1
Registration Statement No. 333-136068 on Form F-6
Ladies and Gentlemen:
In connection with the above-referenced Registration Statements, and pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), we hereby join Qimonda AG (the “Company”) in respectfully requesting that the effective date for such Registration Statements be accelerated so that they will be declared effective at 9:30 a.m. Eastern Standard Time on August 8, 2006, or as soon thereafter as possible.
The comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the changes to the disclosure in the Company’s filings in response to the Staff’s comments on the above-referenced Registration Statements do not foreclose the Commission from taking any action with respect to such filings; and the Underwriters may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Each of the Underwriters is aware of its obligations set forth in the provisions of SEC Release No. 33- 4968 of the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Exchange Act”). Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned representatives for the Underwriters (the “Representatives”) have and will, and each Underwriter and each dealer has advised the Representatives that it has and will, comply with Release No. 33-4968 of the Securities Act and Rule 15c2-8 under the Exchange Act.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that between July 21, 2006 and August 7, 2006, as of 12:00 p.m. Eastern Time, the undersigned Representatives have distributed approximately 10,037 copies of the Preliminary Prospectus, dated July 21, 2006, to the Underwriters and 5870 copies of such prospectus to others.
Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS, INC.
J.P. MORGAN SECURITIES INC.
BY:
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the Underwriters
By:
/s/  Arunas E. Gudaitis

Name:
Arunas E. Gudaitis
Title:
Director and Counsel